Exhibit 99.1

FIVE-YEAR SUMMARY

(In Thousands, Except for Per Share Amounts and Footnote Data)

Year Ended December 31	2019(a)	2018	2017(b)	2016(b)(c)	2015(b)(c)(d)
Results of Operations
Net sales	$3,589,427	$3,374,950	$3,071,976	$2,677,203	$2,826,429
Costs and expenses(e)	2,923,304	2,463,410	2,500,316	2,076,223	2,516,596
Operating profit	666,123	911,540	571,660	600,980	309,833
Interest and financing expenses	(57,695)	(52,405)	(115,350)	(65,181)	(81,650)
Other (expenses) income, net	(45,478)	(64,434)	(9,512)	(20,535)	82,561
Income from continuing operations before income taxes and equity in net income of unconsolidated investments	562,950	794,701	446,798	515,264	310,744
Income tax expense	88,161	144,826	431,817	96,263	11,134
Income from continuing operations before equity in net income of unconsolidated investments	474,789	649,875	14,981	419,001	299,610
Equity in net income of unconsolidated investments (net of tax)	129,568	89,264	84,487	59,637	27,978
Net income from continuing operations	604,357	739,139	99,468	478,638	327,588
Income from discontinued operations (net of tax)(f)	—	—	—	202,131	32,476
Net income	604,357	739,139	99,468	680,769	360,064
Net income attributable to noncontrolling interests	(71,129)	(45,577)	(44,618)	(37,094)	(25,158)
Net income attributable to Albemarle Corporation	$533,228	$693,562	$54,850	$643,675	$334,906
Financial Position and Other Data
Total assets(g)	$9,860,863	$7,581,674	$7,750,772	$8,161,207	$9,597,954
Operations:
Working capital	$816,113	$815,248	$1,276,638	$2,166,515	$214,317
Current ratio	1.58	1.69	2.06	2.90	1.13
Depreciation and amortization	$213,484	$200,698	$196,928	$226,169	$260,076
Capital expenditures	$851,796	$699,991	$317,703	$196,654	$227,649
Acquisitions, net of cash acquired	$820,000	$11,403	$44,367	$208,734	$2,100,490
Cash proceeds from divestitures, net	$—	$413,569	$6,857	$3,325,571	$8,883
Research and development expenses	$58,287	$70,054	$84,330	$80,475	$89,187
Gross profit as a % of net sales	35.0	36.1	36.0	36.2	30.4
Total long-term debt(g)	$3,050,257	$1,705,210	$1,837,372	$2,369,262	$3,817,157
Total equity(h)	$4,093,580	$3,759,108	$3,817,696	$3,942,604	$3,401,313
Total long-term debt as a % of total capitalization	42.7	31.2	32.5	37.5	52.9
Net debt as a % of total capitalization(i)	37.3	23.4	15.5	2.5	51.4
Common Stock
Basic earnings per share
Continuing operations	$5.03	$6.40	$0.49	$3.93	$2.72
Discontinued operations	$—	$—	$—	$1.80	$0.29

Shares used to compute basic earnings per share	105,949	108,427	110,914	112,379	111,182
Diluted earnings per share
Continuing operations	$5.02	$6.34	$0.49	$3.90	$2.71
Discontinued operations	$—	$—	$—	$1.78	$0.29
Shares used to compute diluted earnings per share	106,321	109,458	112,380	113,239	111,556
Cash dividends declared per share	$1.47	$1.34	$1.28	$1.22	$1.16
Total equity per share(h)	$38.60	$35.59	$34.53	$35.04	$30.31
Return on average total equity	13.6%	18.3%	1.4%	17.5%	13.7%
Footnotes:

(a)
On October 31, 2019, we completed the acquisition of a 60% interest in Mineral Resources Limited’s Wodgina hard rock lithium mine project (“Wodgina Project”). Results for 2019 include the operations of the Wodgina Project commencing on November 1, 2019.

(b)
As a result of the adoption of new accounting guidance effective January 1, 2018, on a retrospective basis, all components of net benefit cost (credit), other than service cost, are to be shown outside of operations on the consolidated statements of income. We recast these components of net benefit cost (credit), which resulted in an increase (reduction) of $3.7 million, $0.3 million and $3.7 million in Cost of goods sold, respectively, and $12.4 million, ($26.7) million and $31.6 million million in Selling, general and administrative expenses, respectively, with an offsetting impact of $16.1 million, ($26.4) million and $35.3 million in Other (expenses) income, net, respectively, for the years ended December 31, 2017, 2016 and 2015. There was no impact to Net income attributable to Albemarle Corporation.

(c)
On December 14, 2016 the Company sold the Chemetall Surface Treatment business, which qualifies for discontinued operations treatment because it represents a strategic shift that will have a major effect on the Company’s operations and financial results. As a result, in the second quarter of 2016, the Company began accounting for this business as discontinued operations in the consolidated statements of income and excluded the business from segment results for the years ended December 31, 2016 and 2015, the periods this business was owned by Albemarle. Related assets and liabilities are classified as held for sale for 2015.

(d)	On January 12, 2015, we completed the acquisition of Rockwood Holdings, Inc. Results for 2015 include the operations of Rockwood commencing on January 13, 2015.

(e)
The year ended December 31, 2018 included a gain before income taxes of $210.4 million related to the sale of the polyolefin catalysts and components portion of the Performance Catalysts Solutions business. The year ended December 31, 2016 included gains before income taxes of $11.5 million and $112.3 million related to the sales of the metal sulfides business and the minerals-based flame retardants and specialty chemicals business, respectively.

(f)
Included in Income from discontinued operations (net of tax) for the year ended December 31, 2016 is a pre-tax gain of $388.0 million ($135.0 million after income taxes) related to the sale of the Chemetall Surface Treatment business.

(g)
As a result of the adoption of new accounting guidance effective January 1, 2016 on a retrospective basis, unamortized debt issuance costs are now deducted from the carrying amount of the associated debt liability on the balance sheet. The reclassification of these unamortized debt issuance costs resulted in reductions of Long-term debt and Other assets on the consolidated balance sheets of $17.1 million in 2015.

(h)
Equity reflects the repurchase of common shares amounting to: 2019—0; 2018—5,262,654; 2017—2,341,083; 2016—0; and 2015—0. 2015 also includes the impact of 34,113,064 shares of common stock issued in connection with the acquisition of Rockwood.

(i)
We define net debt as total debt plus the portion of outstanding joint venture indebtedness guaranteed by us (or less the portion of outstanding joint venture indebtedness consolidated but not guaranteed by us), less cash and cash equivalents.